EIMO OYJ STOCK EXCHANGE RELEASE 14.11.2000 AT 14:00 1 (1)

SCHEDULING INFORMATION:  MERGER AND INTERIM REPORT

No obstacles have come to the attention of Eimo Oyj regarding its merger with Triple S Plastics, Inc. As part of the process, the company's registration statement is still being reviewed by the relevant authorities. Eimo currently estimates that the merger will be finalized by the end of January 2001.

Eimo Oyj will publish its interim report for January - September 2000 on Thursday, November 16, at 8.30 a.m. The information will be presented by Mr. Elmar Paananen, Executive Vice Chairman and head of IR of Eimo in a press conference held at Bors Bar, Restaurant Porssi, Fabianinkatu 14, Helsinki starting at 9.00 a.m. that day.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:
Elmar Paananen, Vice Chairman, Investor Relations, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com


DISTRIBUTION:
HEX Helsinki Exchange
Press

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.